
SembCorp
Industries

Co Regn No: 199802418D



Rule 12g3-2(b) File No. 825109

14 March 2005


05006939

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	14-Mar-2005 11:47:23
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Clarification on the Amicable Settlement of Sembawang's Counterclaims in Solitaire Arbitration
Description	
Attachments:	SuppSGXAnn-140305.pdf Total size = **6K** (2048K size limit recommended)

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March 14, 2005

Clarification on the Amicable Settlement of Sembawang's Counterclaims in Solitaire Arbitration

With reference to the Company's announcement released today, the Company wishes to clarify that the settlement was reached with Allseas in London on 11th March and is only in relation to all of Sembawang's counterclaims against Allseas and one claim by Allseas against Sembawang.

With the settlement, proceedings in respect of all these claims which are the subject of the settlement would be withdrawn and not be heard by the Tribunal.

In arriving at the Company's provisioning for Solitaire in 2004, the Company had already included an estimate of the prospect of settlement of these claims.

The Tribunal will still be issuing its award in respect of the rest of Allseas' claims some time this year.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary